

Mail Stop 3561

April 19, 2010

Via U.S. Mail and facsimile

Jeff D. Blake, Esq.
Senior Counsel
Wells Fargo & Company
301 South College St.
Charlotte, NC 28288-0630

> **Re:** **Wells Fargo Commercial Mortgage Securities, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-3**
> **Filed April 1, 2010**
> **File No. 333-148628**

Dear Mr. Blake:

  We have received your response to our comment letter to you dated February 19, 2010 and have the following additional comments.

Prospectus Supplement

Wells Fargo's Underwriting Standards, page S-69

1. We note your response to prior comment 3 and reissue. We further note the disclosure on page S-69 which states that there is no assurance that the underwriting of the related loans will conform with the disclosed general underwriting guidelines. As there are general underwriting guidelines that the underwriter/originator refers to in the underwriting process, exceptions to

these guidelines appear ascertainable. Please provide us an analysis explaining why the number of exceptions may not be ascertainable for a related shelf takedown and why the disclosure of exception loans is not material to an investment decision.

Changes in Mortgage Pool Characteristics, page S-80

2. While we note your response to prior comment 4, we reissue. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K, or at such other date as the Commission by rule, regulation or Staff interpretation may permit. Also revise the disclosure accordingly. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Jeff D. Blake, Esq.
Wells Fargo & Company
April 19, 2010
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief -- Legal

cc: Mark M. Rogers, Esq.
        Sidley Austin LLP
        Via facsimile (415) 772-7400